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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

Miller Exploration Company

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

600533 20 2

(CUSIP Number)

Alan L. Schlang

Guardian Industries Corp.

2300 Harmon Road

Auburn Hills, Michigan 48326-2170

(248) 340-2170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 600533 20 2                                                                                                                                   Page 2

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Mr. William Davidson

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,024,916* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,024,916*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,916*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 37.7%

14.	Type of Reporting Person IN

*	Amount has been adjusted to reflect a one-for-ten reverse stock split effective October 11, 2002.

SCHEDULE 13D

CUSIP No. 600533 20 2                                                                                                                                   Page 3

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Guardian Industries Corp.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,024,916* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,024,916*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,916*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 37.7%

14.	Type of Reporting Person CO

*	Amount has been adjusted to reflect a one-for-ten reverse stock split effective October 11, 2002.

SCHEDULE 13D

CUSIP No. 600533 20 2                                                                                                                                   Page 4

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Guardian Energy Management Corp.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,024,916* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,024,916*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,916*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 37.7%

14.	Type of Reporting Person CO

*	Amount has been adjusted to reflect a one-for-ten reverse stock split effective October 11, 2002.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on or about December 15, 2000, as amended by Amendment No. 1 filed with the SEC on or about July 9, 2002 (collectively, the “Schedule 13D”), with respect to the Common Stock, $.01 par value, of Miller Exploration Company, a Delaware corporation, (the “Company”). Each capitalized term used herein and not otherwise defined has the meaning given such term in the Schedule 13D.

Item	4. Purpose of Transaction

Second paragraph of Item 4 of the Schedule 13D is hereby amended to read as follows:

Except for entering into that certain Stockholder Agreement dated May 28, 2003, by and among Edge Petroleum, a Delaware corporation (“Edge Petroleum”), and the persons set forth on Exhibit A thereto, in connection with the proposed merger of the Company with Edge Delaware Sub Inc., a Delaware corporation and a wholly owned subsidiary of Edge Petroleum, the Reporting Persons do not have any plans which relate to or would result in:

a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuers or any of its subsidiaries;

c)	A sale or transfer of a material amount of assets of the issuer of any of its subsidiaries;

d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

e)	Any material change in the present capitalization or dividend policy of the issuer;

f)	Any other material change in the issuer’s business or corporate structure;

g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)	Any action similar to any of those enumerated above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

Stockholder Agreement dated as of May 28, 2003, by and among Edge Petroleum and the persons set forth on Exhibit A thereto.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

8.*	Stockholder Agreement dated as of May 28, 2003, by and among Edge Petroleum and the persons set forth on Exhibit A thereto.

* Incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K of Miller Exploration Company, filed with the SEC on or about May 30, 2003 (File No. 000-23431).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2003	By:	/s/ William Davidson
Date		Name: William Davidson

GUARDIANINDUSTRIES CORP.

June 10, 2003	By:	/s/ Alan L. Schlang
Date		Name: Alan L. Schlang Title: Corporate Secretary

GUARDIANENERGY MANAGEMENT INC.

June 10, 2003	By:	/s/ Paul A. Halpern
Date		Name: Paul A. Halpern Title: Vice President-Operations

EXHIBIT INDEX

8.*	Stockholder Agreement dated as of May 28, 2003, by and among Edge Petroleum and the persons set forth on Exhibit A thereto.

* Incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K of Miller Exploration Company, filed with the SEC on or about May 30, 2003 (File No. 000-23431).